UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated October 27, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

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Yes |_|    No |X|

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Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

October 27, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard acquires
26 stores in Tennessee (U.S.)

________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, October 27, 2005 — Alimentation Couche-Tard Inc. announces that its subsidiary, Circle K Stores Inc., has signed an agreement to purchase 26 stores in the Memphis region of Tennessee from BP Products North America, Inc. Should the transaction close as expected at the end of December, these assets would add sales of approximately US$80 million to Couche-Tard's revenues and contribute to its earnings on an annualized basis.

The 26 convenience stores currently operate under the BP banner, 18 of which are company-owned/operated, six company-owned/dealer operated, and two dealer-owned/operated. All locations dispense BP branded fuel and shall remain as such. Pursuant to this transaction, the company would buy the land and buildings for 22 locations, would lease two and the other two would be owned and operated by existing dealers. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time but it will be paid by using internal cash flow.

"Strategically, these acquisitions are an excellent fit with our current network in metropolitan Memphis and nicely compliments our expansion and growth plans in both the Southeast Division and Memphis in particular. Consistent with our integration plan, we are continuing to strengthen our base operations, seizing the best expansion opportunities. Earlier this year, we acquired four independent operators in the Memphis area along key growth corridors in the city. These additional BP company-operated locations would bring our store count to 46 in the greater metropolitan area. Most of the sites acquired would be remodeled in the near future to reflect the Circle K banner. Subsequent to this transaction, our network in the Southeast Division would include a total of 289 stores excluding the eight dealer operations," indicated Robert G. Campau, Vice-President Operations, Southeast Division.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category. Couche-Tard currently operates a network of 4,861 convenience stores, 3,035 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Additionally, the company has 4,175 Circle K licensees, primarily in Asia. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices in North America.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272

Robert G. Campau, Vice-President Operations, Southeast Division
Tel: (704) 583-5705

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.